Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-168981

PROSPECTUS

3,925,000 Shares of Common Stock

This prospectus relates to the offer and sale by the selling shareholders identified in this prospectus, and any of their pledges, donees, transferees or other successors in interest, of up to an aggregate of 3,925,000 shares of Renasant Corporation common stock, $5.00 par value per share, issued to the selling shareholders in a private placement completed on July 23, 2010. In this prospectus, we sometimes refer to the shares of common stock offered by the selling shareholders pursuant to this prospectus as the “Common Shares.”

We are registering the offer and sale of the Common Shares to permit the selling shareholders to sell the Common Shares from time to time through ordinary brokerage transactions or through any other means described in this prospectus. The price at which the selling shareholders may sell their Common Shares will be determined by the prevailing market price for our common stock or in negotiated transactions. We will not receive any proceeds from the sale of the Common Shares by the selling shareholders, but we are bearing the expenses of registration.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “RNST.” On September 17, 2010, the last reported sale price of our common stock as reported on the NASDAQ Global Select Market was $14.20 per share. You are urged to obtain current quotations of the price of our common stock.

Investing in the Common Shares involves risks. Before buying any Common Shares, you should carefully consider the risk factors discussed in the “Risk Factors” section beginning on page 4 of this prospectus and in our periodic reports and other information we file with the Securities and Exchange Commission.

The Common Shares are our equity securities. They are not deposits, savings accounts or other obligations of any bank, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated September 20, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the selling shareholders may sell from time to time, in one or more offerings, the common stock covered by this prospectus.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by any of the selling shareholders. The supplement also may add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in the prospectus supplement. We recommend that you carefully read both this prospectus and any supplement, especially the section entitled “Risk Factors” beginning on page 4 of this prospectus, before making a decision to invest in the Common Shares. You should also carefully read the additional information and documents described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized any person to provide you with different or additional information. If anyone provides you with any different or additional information, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to buy, the Common Shares in any jurisdiction where the offer or sale is not permitted. Regardless of the time of delivery of this prospectus or any applicable prospectus supplement, you should assume that the information contained in such document is accurate only as of the date on its front cover and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus or any applicable prospectus supplement.

Unless we indicate otherwise, references to “we,” “our,” “us,” “the Company” and “Renasant” are to Renasant Corporation and its subsidiaries on a consolidated basis, and references to “the Bank” are to Renasant Bank.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are made part of this prospectus by reference to other documents filed with the SEC contain various forward-looking statements about us within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include information concerning our future financial performance, business strategy, projected plans and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will likely result,” and similar expressions, or future or conditional verbs such as “will,” “should,” “would,” and “could,” are generally forward-looking in nature and not historical facts. You should understand that the following important factors, in addition to those discussed elsewhere in this prospectus and in the documents which are incorporated by reference into this prospectus, could cause results to differ materially from those expressed in such forward-looking statements:

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our ability to successfully integrate our operations with those of Crescent Bank and Trust Company, which we acquired from the Federal Deposit Insurance Corporation, as receiver, on July 23, 2010, and to retain its depositors and other customers, the compatibility of the operating systems of the two companies and the degree to which our administrative and back-office functions and costs are complementary with those of Crescent Bank and Trust Company;

•	the effect of economic conditions and interest rates on a national, regional or international basis;

•	the timing of the implementation of changes in operations to achieve enhanced earnings or effect cost savings;

•	competitive pressures in the consumer finance, commercial finance, insurance, financial services, asset management, retail banking, mortgage lending and auto lending industries;

•	the financial resources of, and products available to, competitors;

•	changes in laws and regulations, including changes in accounting standards;

•	changes in policy by regulatory agencies;

•	changes in the securities and foreign exchange markets;

•

opportunities that may be presented to and pursued by us following our acquisition of certain of Crescent Bank and Trust Company’s assets and operations and assumption of certain of its deposits and other liabilities;

•	our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth;

•	changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers;

•	an insufficient allowance for loan losses as a result of inaccurate assumptions;

•	the strength of the economies in our markets, as well as general economic, market or business conditions;

•	changes in demand for loan products and financial services;

•	concentration of credit exposure;

•	changes or the lack of changes in interest rates, yield curves and interest rate spread relationship; and

•	other circumstances, many of which are beyond our control.

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Our management believes the forward-looking statements about us are reasonable. However, you should not place undue reliance on them. Any forward-looking statements in the prospectus are not guarantees of future performance. They involve risks, uncertainties and assumptions, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements. Many of the factors that will determine our results are beyond our ability to control or predict. We disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or incorporated herein by reference. As this is a summary, it may not contain all of the information that you should consider before making your investment decision. To understand this offering fully, you should carefully read this entire prospectus, including the section entitled “Risk Factors,” and the documents incorporated herein by reference.

Renasant Corporation

Renasant Corporation is a bank holding company headquartered in Tupelo, Mississippi, that owns all of the outstanding capital stock of Renasant Bank. Through Renasant Bank, we offer a complete range of banking and financial services to individuals and to small to medium-size businesses. We currently operate 77 banking, financial services, mortgage and insurance offices in 50 cities in Mississippi, Tennessee, Alabama and Georgia through our wholly-owned bank subsidiary, Renasant Bank, and its subsidiary, Renasant Insurance, Inc.

Renasant Corporation was incorporated in 1982 for the purpose of becoming the bank holding company of Renasant Bank. In 2005, we changed our name from The Peoples Holding Company. Our principal business activities are overseeing and directing the business of the Bank, and our primary asset consists of the outstanding capital stock of the Bank. We are a public company, and the shares of our $5.00 par value per share common stock (our “common stock”) trade on the NASDAQ Global Select Market under the ticker symbol “RNST.”

The Company’s headquarters are located at 209 Troy Street, Tupelo, Mississippi 38804-4827, and our telephone number is (662) 680-1001. We also maintain a website at www.renasant.com that includes important information about us, including a list of the Bank’s and Renasant Insurance’s products and services, branch locations, and current financial information. Information on the website is not incorporated by reference into, and is not a part of, this prospectus.

Renasant Bank

Renasant Bank, a Mississippi-chartered banking association, was originally founded in 1904 as The Peoples Bank & Trust Company. In 1982, it became a wholly-owned subsidiary of Renasant Corporation. Renasant Bank is a full service commercial bank insured by the Federal Deposit Insurance Corporation (the “FDIC”) and a member of the Federal Home Loan Bank of Dallas. The Bank offers a full range of banking and financial services, including checking and savings accounts, business and personal loans, interim construction and residential mortgage loans, student loans, equipment leasing, as well as safe deposit and night depository facilities. Automated teller machines are located throughout our market area. Additionally, the Bank offers our customers 24-hour banking services through our internet banking product and our call center.

On July 23, 2010, the Bank acquired specified assets and the operations of, and assumed specified liabilities of, Crescent Bank & Trust Company, a Georgia-chartered bank headquartered in Jasper, Georgia (“Crescent Bank”), from the FDIC as receiver of Crescent Bank. The acquisition was made pursuant to the terms of a purchase and assumption agreement entered into by the Bank and the FDIC (the “P&A Agreement”). The acquisition included all 11 branch offices of Crescent Bank, although the physical branch locations and leases were not immediately acquired.

Based upon a preliminary closing with the FDIC, the Bank acquired approximately $1.0 billion in assets, including approximately $600 million in loans and other real estate (excluding approximately $120.6 million in Crescent Bank loans), $50 million in investment securities and $340 million in cash and cash equivalents, and the Bank assumed approximately $941 million in liabilities, including approximately $900 million in deposits and $25 million in liabilities to the Federal Home Loan Bank of Atlanta. The foregoing amounts represent

Crescent Bank’s book value for these assets and liabilities and do not necessarily reflect fair value. These amounts are estimates and, accordingly, are subject to adjustment based upon final settlement with the FDIC. In connection with the acquisition, the FDIC made a payment to the Bank in the amount of approximately $100 million (which is included in the amount of preliminary total assets and cash and cash equivalents listed above), subject to customary post-closing adjustments.

As part of the acquisition, the Bank entered into a loss-sharing arrangement with the FDIC (included as exhibits to the P&A Agreement) that covered approximately $600 million of Crescent Bank’s assets. Under the loss sharing arrangement, the FDIC will reimburse the Bank for 80% of all eligible losses with respect to covered assets, beginning with the first dollar of loss incurred. The Bank has a corresponding obligation to reimburse the FDIC for 80% of eligible recoveries with respect to covered assets. The loss sharing agreement for single-family residential mortgage loans runs for ten years, and the loss sharing agreement for commercial loans and other assets runs for five years, with additional recovery sharing for three years thereafter.

Under the P&A Agreement, the Bank has an option, exercisable for 90 days following the closing of the acquisition, to acquire at fair market value any bank premises that were owned by, or assume any leases relating to bank premises leased by, Crescent Bank (including ATM locations). The Bank also has a 90-day option to purchase all data processing equipment that Crescent Bank owns and to accept the assignment of any Crescent Bank leases relating to such equipment. We are currently evaluating whether the Bank should exercise either of these options.

Renasant Insurance

Renasant Insurance is a full-service insurance agency offering all lines of commercial and personal insurance through major carriers. At June 30, 2010, Renasant Insurance contributed total revenue of $2.0 million, or 1.85%, of our total gross revenues, and operated three offices in central and northern Mississippi.

The Offering

We are registering the offer and sale of the shares of our common stock covered by this prospectus (referred to as the “Common Shares”) to satisfy registration rights we have granted in connection with our private placement, which is described below under the heading “Underlying Transaction.” Registration of the Common Shares does not necessarily mean that the selling shareholders will offer for sale all or any portion of the Common Shares.

We have agreed to bear the expenses of registering the Common Shares under federal and state securities laws. All securities sold pursuant to this prospectus will be offered and sold by the selling shareholders, although the selling shareholders are not obligated to sell any of the Common Shares. We are not selling any of the Common Shares, and we will not receive any proceeds from the sale of the Common Shares offered under this prospectus.

Underlying Transaction

On July 23, 2010, the Company consummated the issuance and sale of a total of 3,925,000 shares of common stock (that is, the Common Shares) in a private placement exempt from the registration requirements of the Securities Act. This transaction is referred to in this prospectus as the “private placement.” The purchase price for the Common Shares in the private placement was $14.00 per share, resulting in gross proceeds to the Company in the amount of $54.95 million. The Common Shares were issued and sold by us pursuant to Securities Purchase Agreements we entered into with a limited number of accredited institutional investors on July 13, 2010.

Plan of Distribution

The selling shareholders may sell the Common Shares through agents or dealers, directly to one or more individuals, institutional or other purchasers or through any combination of these methods of sale. The distribution of the Common Shares may be effected in or more transactions at fixed prices, at market prices prevailing at the time of sale or at negotiated prices. See “Plan of Distribution” beginning on page 25 of this prospectus.

Risk Factors

Prior to making an investment decision, a prospective purchaser should consider all of the information set forth in this prospectus or incorporated by reference herein and should evaluate the statements set forth in the “Risk Factors” section beginning on the next page of this prospectus.

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the risks described below relating to this offering as well as the other information in this prospectus and information incorporated by reference in this prospectus and any accompanying prospectus supplement, including the risk factors included in our Annual Report on Form 10-K, as updated by our quarterly reports on Form 10-Q and other filings we make with the SEC under the Exchange Act.

The material risks and uncertainties that management believes affect the Company are described below. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently know to us or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations. This prospectus is qualified in its entirety by these risk factors.

Risks Related To Our Business and Industry

We may fail to realize the anticipated benefits of our acquisition of Crescent Bank.

The success of our acquisition of specified assets and the operations of, and our assumption of specified liabilities of, Crescent Bank from the FDIC will depend on, among other things, our ability to realize anticipated cost savings and to integrate the acquired Crescent Bank assets and operations in a manner that permits growth opportunities and does not materially disrupt our existing customer relationships or result in decreased revenues resulting from any loss of customers. If we are not able to successfully achieve these objectives, the anticipated benefits of the acquisition may not be realized fully or at all or may take longer to realize than expected. Additionally, we will make fair value estimates of certain assets and liabilities in recording the acquisition. Actual values of these assets and liabilities could differ from our estimates, which could result in our not achieving the anticipated benefits of the acquisition.

We cannot assure you that our acquisition of Crescent Bank will have positive results, including results relating to: correctly assessing the asset quality of the assets acquired; the total cost of integration, including management attention and resources; the time required to complete the integration successfully; the amount of longer-term cost savings; being able to profitably deploy funds acquired in the transaction; or the overall performance of the combined business.

Our future growth and profitability depends, in part, on our ability to successfully manage the combined operations. Integration of an acquired business can be complex and costly, and we may encounter a number of difficulties, such as:

•	deposit attrition, customer loss and revenue loss;

•	the loss of key employees;

•	the disruption of our operations and business;

•	our inability to maintain and increase competitive presence;

•	possible inconsistencies in standards, control procedures and policies; and/or

•	unexpected problems with costs, operations, personnel, technology and credit.

Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit our successful integration of the operations of Crescent Bank.

Given the continued economic recession in the United States, notwithstanding our loss sharing arrangements with the FDIC with respect to some of the Crescent Bank assets that we acquired, we may continue to experience increased credit costs or need to take additional markdowns and make additional provisions to the allowance for loan losses on the Crescent Bank loans acquired that could adversely affect our financial condition and results of operations in the future. There is no assurance that as our integration efforts continue in connection with this transaction, other unanticipated costs, including the diversion of personnel, or losses will not be incurred. In addition, the attention and effort devoted to the integration of an acquired business may divert management’s attention from other important issues and could harm our business.

We may experience difficulty in managing the loan portfolio acquired from Crescent Bank within the limits of the loss protection provided by the FDIC.

In connection with the acquisition of Crescent Bank’s assets and operations and the assumption of its liabilities, the Bank entered into a loss sharing arrangement with the FDIC that covered approximately $600 million of Crescent Bank’s assets. Under the loss sharing arrangement, the FDIC is obligated to reimburse the Bank for 80% of all eligible losses with respect to covered assets, beginning with the first dollar of loss incurred. The Bank has a corresponding obligation to reimburse the FDIC for 80% of eligible recoveries with respect to covered assets. In addition, as explained in the P&A Agreement we entered into with the FDIC, after the 10th anniversary of the acquisition, the FDIC has a right to recover a portion of its shared-loss reimbursements if losses on the covered assets are less than $242 million. The loss sharing agreement applicable to single-family residential mortgage loans provides for FDIC loss sharing and Bank reimbursement to the FDIC to run for ten years, and the loss sharing agreement applicable to commercial and other assets provides for FDIC loss sharing and Bank reimbursement to the FDIC to run for five years, with additional recovery sharing for three years thereafter.

The FDIC has the right to refuse or delay loss sharing payments for loan losses if we do not adhere to the terms of the loss sharing agreements. Additionally, the loss sharing agreements have limited terms. Therefore, any charge-offs that we experience after the terms of the loss sharing agreements have ended would not be recoverable from the FDIC.

Certain provisions of the loss sharing agreements entered into with the FDIC may have anti-takeover effects and could limit our ability to engage in certain strategic transactions that our board of directors believes would be in the best interests of shareholders.

The FDIC’s agreement to bear 80% of qualifying losses on single family residential loans for ten years and commercial loans for five years is a significant asset of the Company and a feature of the Crescent Bank acquisition without which we would not have entered into the transaction. Our agreement with the FDIC requires that we receive prior FDIC consent, which may be withheld by the FDIC in its sole discretion, prior to us or our shareholders engaging in certain transactions. If any such transaction is completed without prior FDIC consent, the FDIC would have the right to discontinue the loss sharing arrangement.

Among other things, prior FDIC consent is required for (a) a merger or consolidation of the Company with or into another company if our shareholders will own less than 2/3 of the combined company, (b) a sale of all or substantially all of the assets of the Bank, or (c) a sale of shares by one or more of our shareholders that will effect a change in control of the Bank, as determined by the FDIC with reference to the standards set forth in the Change in Bank Control Act (generally, the acquisition of between 10% and 25% of our voting securities where the presumption of control is not rebutted, or the acquisition of more than 25% of our voting securities). It is unlikely that we would have any ability to control or prevent such a sale by our shareholders. If we or any shareholder desired to enter into any such transaction, there can be no assurances that the FDIC would grant its consent in a timely manner, without conditions, or at all. If one of these transactions were to occur without prior FDIC consent and the FDIC withdrew its loss share protection, there could be a material adverse impact on the Company.

Our business may be adversely affected by current economic conditions in general and specifically in our Mississippi, Tennessee, Alabama and Georgia markets.

Over the past two years, the United States economy and the global economy have experienced a severe economic downturn. Only in recent months has it appeared that United States and global economic conditions are beginning to improve. Notwithstanding these signs of improvement, business activity across a wide range of industries and regions remains greatly reduced, and local governments and many businesses are in serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. Unemployment has also increased dramatically, and levels of unemployment are not expected to decline in the near future. The markets in which we operate have not been immune from the effects of this economic downturn.

Since mid-2007, and particularly during the second half of 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a significant lack of liquidity in the credit markets. This was initially triggered by declines in home prices and the values of subprime mortgages. The global markets have since been characterized by substantially increased volatility and an overall loss of investor confidence, initially in financial institutions, but now in companies in virtually all other industries and in the broader markets.

Declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to cause rating agencies to lower credit ratings, and to otherwise increase the cost and decrease the availability of liquidity, despite very significant and lasting declines in Federal Reserve borrowing rates and other government actions. As a result of this market volatility, many banks and other institutions have suffered significant losses and have become reluctant to lend, even on a secured basis, due to the increased risk of default and the impact of declining asset values on the value of collateral. This has significantly weakened the strength and liquidity of many financial institutions worldwide, resulting in the failure or near-failure of many institutions. Despite governmental intervention both in the United States and abroad, asset values remain stressed and access to liquidity in the credit markets continues to be restricted.

In addition, the economic conditions in the states of Mississippi, Tennessee, Alabama and Georgia and the specific local markets in which we operate will particularly affect our results of operations and our financial condition. Unlike larger national or other regional banks that are more geographically diversified, 82% of our loans and 66% of our deposits as of June 30, 2010 were principally located in the Tupelo and Oxford, Mississippi, Memphis (including its suburbs in DeSoto County, Mississippi) and Nashville, Tennessee, and Birmingham, Decatur and Huntsville, Alabama metropolitan areas. Due to our limited market areas, the local economic conditions in these areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources.

Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business conditions in the markets where we operate, in the United States as a whole and abroad. These conditions include liquidity in the credit markets, short-term and long-term interest rates, inflation, deflated money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance and the strength of the U.S. economy and the local economies in which we operate, all of which are beyond our control. We anticipate that the business environment in our markets and the United States as a whole could remain depressed for the foreseeable future, and there remains a significant possibility of further deterioration. In either case, the credit quality of our loans and the value of loan collateral, as well as our results of operations and financial condition, are likely to be materially and adversely affected.

We are subject to lending risk.

There are inherent risks associated with our lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where we operate as well as those across the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. For the reasons explained below, if current trends in the housing and real estate markets continue, we may experience higher than normal delinquencies and credit losses.

As of June 30, 2010, approximately 62% of our loan portfolio consisted of commercial, construction and commercial real estate loans. In addition, as part of the Crescent Bank transaction, we acquired approximately $368 million in commercial, construction and commercial real estate loans. These types of loans are generally viewed as having more risk to our financial condition than other types of loans due primarily to the large amounts loaned to individual borrowers. Because the loan portfolio contains a significant number of commercial, construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in nonperforming loans. An increase in nonperforming loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

We have a high concentration of loans secured by real estate.

As of the date of this prospectus, approximately 85% of our loan portfolio has real estate as a primary or secondary component of the collateral securing the loan. The real estate provides an alternate source of repayment in the event of a default by the borrower. Over the past two years, United States real estate has experienced a severe decline in value, and it is not clear at this point whether real estate values have begun to stabilize. Although real estates values in our Alabama, Mississippi and Tennessee markets have not declined as dramatically as in other areas of the United States, any such adverse change in our markets could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to us. Furthermore, in a declining real estate market, we often will need to further increase our allowance for loan losses to address the deterioration in the value of the real estate securing our loans, which was the case in 2009 and thus far in 2010. Any of the foregoing could have a material adverse effect on our financial condition and results of operations.

We have a concentration of credit exposure in commercial real estate.

At June 30, 2010, we had approximately $1.1 billion in commercial real estate loans, representing approximately 47% of our loans outstanding on that date, and we acquired $116 million of Crescent Bank commercial real estate loans. In addition to the general risks associated with our lending activities described above, including the effects of declines in real estate values, commercial real estate loans are subject to additional risks. Commercial real estate loans depend on cash flows from the property to service the debt. Cash flows, either in the form of rental income or the proceeds from sales of commercial real estate, may be affected significantly by general economic conditions. A downturn in the local economy generally or in occupancy rates where the property is located could increase the likelihood of default.

In addition, in light of the current downturn in United States real estate markets generally, banking regulators are giving commercial real estate lending greater scrutiny and, in some instances, have required banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for loan losses and capital levels as a result of commercial real estate lending growth and exposure. Any of these factors could have a material adverse effect on our financial condition and results of operations.

We depend on the accuracy and completeness of information furnished by others about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we often rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, other financial information and appraisals of the value of collateral. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports, other financial information or appraisals could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

Our allowance for possible loan losses may be insufficient, and we may be required to further increase our provision for loan losses.

Although we try to maintain diversification within our loan portfolio in order to minimize the effect of economic conditions within a particular industry, management also maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, to absorb probable credit losses inherent in the entire loan portfolio. The appropriate level of the allowance is based on management’s ongoing analysis of the loan portfolio and represents an amount that management deems adequate to provide for inherent losses, including collateral impairment. Among other considerations in establishing the allowance for loan losses, management considers economic conditions reflected within industry segments, the unemployment rate in our markets, loan segmentation and historical losses that are inherent in the loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses.

The economic downturn in the United States has made it more difficult to estimate with precision the extent to which credit risks and future trends need to be addressed through a provision to our allowance for loan losses. For the six months ended June 30, 2010, we recorded a provision for loan losses and net loan charge-offs of $13.7 million and $11.7 million, respectively, compared to $11.7 million and $10.7 million for the six months ended June 30, 2009. We are also experiencing elevated levels of loan delinquencies and credit losses. At June 30, 2010, our total non-performing assets had increased to $131.5 million compared to $108.6 million at December 31, 2009. If current weak economic conditions continue, particularly in the construction and real estate markets, we expect that we will continue to experience higher than normal delinquencies and credit losses. As a result, we may be required to make further increases in our provision for loan losses and to charge off additional loans in the future, which could materially adversely affect our financial condition and results of operations.

In addition, bank regulatory agencies periodically review the allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital and may have a material adverse effect on our financial condition and results of operations.

We are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest earned on assets, such as loans and securities, and the cost of interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Currently, to help combat the effects of the economic downturn in the United States, the Federal Reserve has indicated that it is likely to maintain a low interest rate policy with respect to its federal funds target rate for the foreseeable future. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (1) our ability to originate loans and obtain deposits, which could reduce the amount of fee income generated and (2) the fair value of our financial assets and liabilities.

Our financial results are constantly exposed to market risk.

Market risk refers to the probability of variations in net interest income or the fair value of our assets and liabilities due to changes in interest rates, among other things. The primary source of market risk to us is the impact of changes in interest rates on net interest income. We are subject to market risk because of the following factors:

•	Assets and liabilities may mature or reprice at different times. For example, if assets reprice more slowly than liabilities and interest rates are generally rising, earnings may initially decline.

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Assets and liabilities may reprice at the same time but by different amounts. For example, when interest rates are generally rising, we may increase rates charged on loans by an amount that is less than the general increase in market interest rates because of intense pricing competition. Also, risk occurs when assets and liabilities have similar repricing frequencies but are tied to different market interest rate indices that may not move in tandem.

•	Short-term and long-term market interest rates may change by different amounts, i.e., the shape of the yield curve may affect new loan yields and funding costs differently.

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The remaining maturity of various assets and liabilities may shorten or lengthen as interest rates change. For example, if long-term mortgage interest rates decline sharply, mortgage-backed securities held in our securities portfolio may prepay significantly earlier than anticipated, which could reduce portfolio income. If prepayment rates increase, we would be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income.

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Interest rates may have an indirect impact on loan demand, credit losses, loan origination volume, the value of financial assets and financial liabilities, gains and losses on sales of securities and loans, the value of mortgage servicing rights and other sources of earnings.

Although management believes it has implemented effective asset and liability management strategies to reduce market risk on the results of our operations, these strategies are based on assumptions that may be incorrect. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations.

Volatility in interest rates may also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as U.S. Government and Agency securities and other investment vehicles, including mutual funds, which generally pay higher rates of return than financial institutions because of the absence of federal insurance premiums and reserve requirements. Disintermediation could also result in material adverse effects on our financial condition and results of operations.

Liquidity needs could adversely affect our results of operations and financial condition.

We rely on dividends from the Bank as our primary source of funds. The primary source of the Bank’s funds are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Many of these conditions have arisen during the current economic downturn. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations or to support growth. Such sources include Federal Home Loan Bank advances and federal funds lines of credit from correspondent banks. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands.

If the aforementioned sources of liquidity are not adequate for our needs, we may attempt to raise additional capital in the capital markets. Over the past year, major stock market indices have been volatile, and our stock price has been affected as well. Our ability to raise additional capital, if needed, will depend on conditions in such markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital in this manner.

If we are unable to meet our liquidity needs, we may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets.

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Since 2004, we have significantly grown our business outside our Mississippi footprint through the acquisition of entire financial institutions and through de novo branching. Thus far in 2010, we opened two de novo branches, and we acquired specified assets and the operations of, and assumed specified liabilities of, Crescent Bank in an FDIC-assisted transaction. We intend to continue pursuing a growth strategy for our business through de novo branching. In addition, we expect to continue to evaluate attractive acquisition opportunities that are presented to us, whether via negotiated or FDIC-assisted transactions. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in growth stages of development, including the following:

Management of Growth. We may be unable to successfully:

•	maintain loan quality in the context of significant loan growth;

•	maintain adequate management personnel and systems to oversee such growth;

•	maintain adequate internal audit, loan review and compliance functions; and

•	implement additional policies, procedures and operating systems required to support such growth.

Operating Results. There is no assurance that existing offices or future offices will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profits. Our growth and de novo branching strategy necessarily entails growth in overhead expenses as we routinely add new offices and staff. Our historical results may not be indicative of future results or results that may be achieved as we continue to increase the number and concentration of our branch offices. Should any new location be unprofitable or marginally profitable, or should any existing location experience a decline in profitability or incur losses, the adverse effect on our results of operations and financial condition could be more significant than would be the case for a larger company.

Development of Offices. There are considerable costs involved in opening branches, and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, our de novo branches can be expected to negatively impact our earnings for some period of time until the branches reach certain economies of scale. Our expenses could be further increased if we encounter delays in opening any of our de novo branches. We may be unable to accomplish future branch expansion plans due to a lack of available satisfactory sites, difficulties in acquiring such sites, increased expenses or loss of potential sites due to complexities associated with zoning and permitting processes, higher than anticipated merger and acquisition costs or other factors. Finally, we have no assurance our de novo branches or branches that we may acquire will be successful even after they have been established or acquired, as the case may be.

Expansion into New Markets. Prior to the Crescent Bank transaction, much of our recent growth, and all of our growth through acquisitions, has been focused in the highly-competitive Memphis and Nashville, Tennessee and Birmingham and Huntsville, Alabama metropolitan markets. The customer demographics and financial services offerings in these markets are unlike those found in the Mississippi markets that we have historically served. In these growth markets we face competition from a wide array of financial institutions, including much larger, well-established financial institutions.

Regulatory and Economic Factors. Our growth and expansion plans may be adversely affected by a number of regulatory and economic developments or other events, including regulatory changes enacted in response to the current economic downturn (which are discussed in more detail below). Failure to obtain required regulatory approvals, changes in laws and regulations or other regulatory developments and changes in prevailing economic conditions or other unanticipated events may prevent or adversely affect our continued growth and expansion. Such factors may cause us to alter our growth and expansion plans or slow or halt the growth and expansion process, which may prevent us from entering certain target markets or allow competitors to gain or retain market share in our existing or expected markets.

Failure to successfully address these issues could have a material adverse effect on our financial condition and results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

Finally, if we acquire the assets and liabilities of additional failed banks in FDIC-assisted transactions, we will be subject to many of the same risks as those discussed above with respect to the Crescent Bank transaction, in addition to the risks we would face in acquiring another bank in a negotiated transaction. In addition, because FDIC-assisted transactions are structured in a manner that do not allow us the time and access to information normally associated with preparing for and evaluating a negotiated acquisition, we may face additional risks in FDIC-assisted transactions, including additional strain on management resources, management of problem loans, problems related to integration of personnel and operating systems and impact to our capital resources requiring us to raise additional capital. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with FDIC-assisted transactions. Our inability to overcome these risks could have a material adverse effect on our business, financial condition and results of operations.

We may face risks with respect to future acquisitions.

When we attempt to expand our business through mergers and acquisitions (including FDIC-assisted transactions), we seek targets that are culturally similar to us, have experienced management and possess either significant market presence or have potential for improved profitability through economies of scale or expanded services or, in the case of FDIC-assisted transactions, on account of the loss sharing arrangements associated with such transactions. In addition to the particular risks associated with FDIC-assisted transactions highlighted immediately above, in general acquiring other banks, businesses or branches involves various risks commonly associated with acquisitions, including, among other things:

•	the time and costs associated with identifying and evaluating potential acquisition and merger targets;

•	inaccuracies in the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution;

•

the time and costs of evaluating new markets, hiring experienced local management and opening new bank locations, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction;

•	the incurrence of an impairment of goodwill associated with an acquisition and adverse effects on our results of operations;

•	entry into new markets where we lack experience; and

•	risks associated with integrating the operations and personnel of the acquired business, as discussed above in the context of the Crescent Bank transaction.

We expect to continue to evaluate merger and acquisition opportunities (including FDIC-assisted transactions) that are presented to us and conduct due diligence activities related to possible transactions with other financial institutions. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Historically, acquisitions of non-failed financial institutions may involve the payment of a premium over book and market values, and, therefore, some dilution of our book value and net income per common share may occur in connection with any future transaction. Failure to realize the expected revenue increases, cost savings, increases in geographic or product presence and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.

Competition in the banking industry is intense and may adversely affect our profitability.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have substantially greater resources than we have, including higher total assets and capitalization, greater access to capital markets and a broader offering of financial services. Such competitors primarily include national, regional and community banks within the various markets in which we operate. We also face competition from many other types of financial institutions, including savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries.

Our industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. The economic downturn in the United States has already resulted in the consolidation of a number of financial institutions, in addition to acquisitions of failed institutions. We expect additional consolidation to occur. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, as highlighted by our discussion of the Dodd-Frank Act (as defined below), legislative and regulatory changes on both the federal and state level may materially affect competitive conditions in our industry. Finally, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures.

Our ability to compete successfully depends on a number of factors, including, among other things:

•	the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

•	the ability to expand our market position;

•	the scope, relevance and pricing of products and services offered to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	customer satisfaction with our level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Entities within the financial services industry are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to many different industries and counterparties and from time to time execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral we hold cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit due to us. Any such losses could have a material adverse affect on our financial condition and results of operations.

We are subject to extensive government regulation, and such regulation could limit or restrict our activities and adversely affect our earnings.

Renasant Corporation and Renasant Bank are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Furthermore, as discussed below, the Dodd-Frank Act will result in significant changes to the regulations governing banks and other financial institutions, and other changes to such regulations have been proposed. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of the foregoing, could affect us and/or the Bank in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things.

Under regulatory capital adequacy guidelines and other regulatory requirements, we and the Bank must meet guidelines that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. If we fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected. Our failure to maintain the status of “well capitalized” under our regulatory framework could affect the confidence of our customers in us, thus compromising our competitive position. In addition, failure to maintain the status of “well capitalized” under our regulatory framework or “well managed” under regulatory examination procedures could compromise our status as a bank holding company and related eligibility for a streamlined review process for merger or acquisition proposals and would result in higher deposit insurance premiums assessed by the FDIC.

We are also subject to laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and SEC regulations. These laws, regulations and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased expenses and a diversion of management time and attention.

Failure to comply with laws, regulations or policies could also result in sanctions by regulatory agencies and/or civil money penalties, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Financial reform legislation recently enacted by Congress will, among other things, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new laws and regulations that are expected to increase our costs of operations.

Congress recently enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Certain provisions of the Dodd-Frank Act are expected to have a near term impact on us. For example, effective one year after the date of enactment is a provision of the Dodd-Frank Act that eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest-bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on the Company’s interest expense.

The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest bearing transaction accounts have unlimited deposit insurance through December 31, 2013.

The Dodd-Frank Act will require publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments in certain circumstances. The new legislation also authorizes the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company’s proxy materials. And, the legislation directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not.

The Dodd-Frank Act creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Institutions such as Renasant Bank with $10 billion or less in assets will continued to be examined for compliance with the consumer laws by their primary bank regulators. The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws.

It is difficult to predict at this time what specific impact the Dodd-Frank Act and the yet to be written implementing rules and regulations will have on us. However, it is expected that at a minimum our operating and compliance costs will increase, and our interest expense could increase.

Because of stresses on the Deposit Insurance Fund, the FDIC has recently imposed, and could impose in the future, additional assessments on the banking industry.

The current financial crisis has caused the Deposit Insurance Fund administered by the FDIC to fall below required minimum levels. Because the FDIC replenishes the Deposit Insurance Fund through assessments on the banking industry, we anticipate that the FDIC will likely maintain relatively high deposit insurance premiums for the foreseeable future. The FDIC has recently imposed a special deposit insurance assessment on the banking industry, and there can be no assurance that it will not do so again. It has also required banking organizations to “pre-pay” deposit insurance premiums in order to replenish the liquid assets of the Deposit Insurance Fund, and may impose similar requirements in the future. High insurance premiums and special assessments will adversely affect our profitability.

Changes in accounting standards issued by the Financial Accounting Standards Board (“FASB”) or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are subject to the application of accounting principles generally accepted in the United States (“GAAP”), which are periodically revised and/or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by FASB. Market conditions have prompted accounting standard setters to promulgate new guidance which further interprets or seeks to revise accounting pronouncements related to financial instruments, structures or transactions as well as to issue new standards expanding disclosures. The impact of accounting developments that have been issued but not yet implemented is disclosed in our annual reports on Form 10-K and our quarterly reports on Form 10-Q. An assessment of proposed standards is not provided as such proposals are subject to change through the exposure process and, therefore, the effects on our financial statements cannot be meaningfully assessed. It is possible that future accounting standards that we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material effect on our financial condition and results of operations.

We may not be able to attract and retain skilled people.

Our success depends in part on our ability to retain key executives and to attract and retain additional qualified personnel who have experience both in sophisticated banking matters and in operating a bank of our size. Competition for such personnel can be intense in the banking industry, and we may not be successful in attracting or retaining the personnel we require. The unexpected loss of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our markets, years of industry experience and the difficulty of promptly finding qualified replacements. We expect to effectively compete in this area by offering financial packages that are competitive within the industry.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although management has policies and procedures to perform an environmental review before the loan is recorded and before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards.

Our information systems may experience a security breach, computer virus or disruption of service.

Renasant Bank provides its customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. While we use qualified third party vendors to test and audit our network, our network could become vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. The Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us or the Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in the Bank’s systems and could adversely affect its reputation and its ability to generate deposits. Any failures, interruptions or security breaches could result in damage to our reputation, a loss of customer business, increased regulatory scrutiny, or possible exposure to financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact our business.

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

To date, none of our customers nor any collateral securing our loans appear to have been directly affected by the BP oil spill in the Gulf of Mexico.

Risks Associated With Our Common Stock

Shares eligible for future sale could have a dilutive effect.

Shares of our common stock eligible for future sale, including those that may be issued in any other private or public offering of our common stock for cash or as incentives under incentive plans, could have a dilutive effect on the market for our common stock and could adversely affect market prices. As of July 31, 2010, there were 75,000,000 shares of our common stock authorized, of which 25,041,357 shares were outstanding, excluding 1,415,588 shares issuable under outstanding options to purchase our common stock.

Our stock price can be volatile.

Stock price volatility may make it more difficult for an investor to resell our common stock when desired and at attractive prices. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	actual or anticipated variations in quarterly results of operations;

•	recommendations by securities analysts or failure to meet analysts’ revenue or earnings estimates;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in the banking and financial services industry;

•	perceptions in the marketplace regarding us and/or our competitors;

•	new technology used, or services offered, by us or our competitors;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	actions by institutional investors;

•	failure to integrate acquisitions or realize anticipated benefits from acquisitions;

•	changes in government regulations or formal regulatory action against us; and

•	geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results.

The trading volume in our common stock is less than that of other larger bank holding companies.

Although our common stock is listed for trading on The NASDAQ Global Select Market, the average daily trading volume in our common stock is lower than other publicly traded companies, generally less than that of many of our competitors and other larger bank holding companies. For the three months ended August 31, 2010, the average daily trading volume for Renasant common stock was 83,166 shares per day. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Significant sales of our common stock, or the expectation of these sales, could cause volatility in the price of our common stock.

Our ability to declare and pay dividends is limited by law, and we may be unable to pay future dividends.

We are a separate and distinct legal entity from the Bank, and we receive substantially all of our revenue from dividends from the Bank. These dividends are the principal source of funds to pay dividends on our common stock and interest and principal on debt.

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. Historically, we have paid quarterly cash dividends on our common stock, and our board of directors presently intends to continue to pay regular quarterly cash dividends. Our ability to pay dividends to our shareholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, including our outstanding trust preferred securities and accompanying junior subordinated debentures, and other factors deemed relevant by our board of directors. In order to pay dividends to shareholders, we must receive cash dividends from the Bank. As a result, our ability to pay future dividends will depend upon the earnings of the Bank, its financial condition and its need for funds.

Moreover, there are a number of federal and state banking policies and regulations that restrict the Bank’s ability to pay dividends. In particular, because the Bank is a depository institution and its deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, the Bank is subject to regulations which impose certain minimum capital requirements that affect the amount of cash available for distribution to us. Federal Reserve policy requires us to maintain adequate regulatory capital, and we are expected to serve as a source of financial strength to the Bank and to commit resources to support the Bank. Finally, the approval of the Mississippi Department of Banking and Consumer Finance is required prior to the Bank paying dividends, which are limited to earned surplus in excess of three times capital stock. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future.

Holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.

We have supported a portion of our growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. Also, in connection with the Heritage Financial Holding Corporation (“Heritage”) and Capital Bancorp, Inc. (“Capital”) mergers, we assumed junior subordinated debentures issued by Heritage and Capital, respectively. At June 30, 2010, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling approximately $76 million. Payments of the principal and interest on the trust preferred securities of these trusts are conditionally guaranteed by us. Further, the junior subordinated debentures we issued to the trusts are senior to our common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and in the periodic reports that we file with the SEC and is subject to the same market forces that affect the price of common stock in any company. As a result, an investor may lose some or all of his investment in our common stock.

Our Articles of Incorporation and Bylaws, as well as certain banking laws, could decrease our chances of being acquired even if our acquisition is in our shareholders’ best interests.

Provisions of our Articles of Incorporation and Bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions impedes a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.

Our issuance of preferred stock could adversely affect holders of our common stock and discourage a takeover.

Our shareholders authorized the board of directors to issue up to 5,000,000 shares of preferred stock without any further action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

The FDIC’s Statement of Policy on the Acquisition of Failed Insured Depository Institutions may restrict our activities and those of certain investors in us.

On August 26, 2009, the FDIC adopted the final Statement of Policy on the Acquisition of Failed Insured Depository Institutions (the “Statement”). The Statement purports to provide guidance concerning the standards for more than de minimis investments in acquirers of deposit liabilities and the operations of failed insured depository institutions. The Statement applies to private investors in a company, including any company acquired to facilitate bidding on failed banks or thrifts that is proposing to, directly or indirectly, assume deposit liabilities, or such liabilities and assets, from the resolution of a failed insured depository institution. By its terms, the Statement does not apply to investors with 5% or less of the total voting power of an acquired depository institution or its bank or thrift holding company (provided there is no evidence of concerted action by these investors). When applicable, among other things, covered investors (other than certain mutual funds) are prohibited by the Statement from selling their securities in the relevant institution for three years. In addition, covered investors must disclose to the FDIC information about the investors and all entities in the ownership chain, including information as to the size of the capital fund or funds, its diversification, the return profile, the marketing documents, the management team and the business model, as well as such other information as is determined to be necessary to assure compliance with the Statement. Furthermore, among other restrictions, the acquired institution must maintain a ratio of Tier 1 common equity to total assets of at least 10% for a period of three years from the time of acquisition; thereafter, the institution must maintain capital such that it is “well capitalized” during the remaining period of ownership by the covered investor. In addition, under the Statement, covered investors employing ownership structures utilizing entities that are domiciled in Secrecy Law Jurisdictions (as defined in the Statement) would not be eligible to own a direct or indirect interest in an insured depository institution, subject to certain exceptions.

The Statement may be applicable to private investors in us and, in the event of any such private investors covered by the Statement, will be applicable to us. Furthermore, because the applicability of the Statement depends in large part on the specific investor, we may not know at any given point of time whether the Statement applies to any investor and, accordingly, to us. Each investor must make its own determination concerning whether the Statement applies to it and its investment in us. Each investor is cautioned to consult its own legal advisors concerning such matters. We cannot assure investors that the Statement will not be applicable to us.

USE OF PROCEEDS

The Common Shares offered by this prospectus are being registered for the account of the selling shareholders named in this prospectus, in any supplement to this prospectus or in an amendment to the registration statement of which this prospectus forms a part. Therefore, the selling shareholders will receive the proceeds from any sale of the Common Shares. We will not receive any proceeds from the sale of any of the Common Shares offered by this prospectus.

THE SELLING SHAREHOLDERS

We are filing this registration statement pursuant to the Registration Rights Agreements dated July 23, 2010, that we entered into with the selling shareholders in connection with the private placement (referred to herein as the “selling shareholders”). We are registering the Common Shares in order to permit the selling shareholders to offer the Common Shares for resale from time to time pursuant to obligations we undertook under the Registration Rights Agreement. We have agreed to pay all expenses in connection with this offering, not including underwriting, broker or similar fees or commissions of the selling shareholders or any legal fees and expenses of counsel to the selling shareholders.

The selling shareholders named below may from time to time offer and sell the Common Shares pursuant to this prospectus. When we refer to the “selling shareholders” in this prospect we mean not only the persons listed in the table below, but also the pledges, donees, assignees, transferees or other successors in interest to the Common Shares, provided that any such party offering the Common Shares using this prospectus is named as a selling shareholder in this prospectus via supplement or amendment in accordance with the Securities Act.

The table below reads as follows:

•	the first column lists the names of the selling shareholders;

•

the second column lists the total number of shares of our common stock owned by each selling shareholder as of July 31, 2010, including shares of our common stock held by the selling shareholders in addition to the Common Shares, if any (none of which additional shares are being offered by this prospectus);

•	the third column lists the Common Shares being offered under this prospectus by each of the selling shareholders;

•

the fourth column lists the shares of our common stock the selling shareholders will own following the offering pursuant to this prospectus, assuming the selling shareholders sell all of their Common Shares; and

•

the fifth column indicates the percentage of our common stock by each selling shareholder will own after completion of the offering pursuant to this prospectus based on the number of shares of our common stock outstanding as of July 31, 2010.

The information on this table is based upon information provided to us by or on behalf of the selling shareholders prior to the date hereof. This information may change from time to time. The selling shareholders may offer and sell the Common Shares covered by this prospectus, or they may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus. Because the selling shareholders are not obligated to sell the offered securities, we cannot state with certainty the amount of our common stock that the selling shareholders will hold upon consummation of any such sales. In addition, since the date on which the selling shareholders provided this information to us, such selling shareholders may have sold, transferred or otherwise disposed of all or a portion of their Common Shares.

Other than the ownership of our common stock as is set forth in the table, none of the selling shareholders has had any material relationship with the Company within the past three years.

Name of Selling Shareholder	Shares of Common Stock Owned Prior to the Offering(1)	Common Shares Offered by this Prospectus	Shares of Common Stock Owned After the Offering(2)	Percentage of Common Stock Owned After the Offering(3)
Bay Pond Investors (Bermuda) L.P.(4)	360,797	360,797	0	0

Bay Pond Partners, L.P.(4)	739,613	739,613	0	0

Endeavour Financial Restoration Fund, L.P.(5)	350,000	350,000	0	0

The Income Fund of America, Inc.(6)	1,175,000	900,000	275,000	1.1%

Ithan Creek Master Investment Partnership (Cayman) II, L.P.(4)	42,309	42,309	0	0

Ithan Creek Master Investors (Cayman) L.P.(4)	416,926	416,926	0	0

John Hancock Bank & Thrift Opportunity Fund(7)	208,093	208,093	0	0

John Hancock Financial Industries Fund(7)	162,346	162,346	0	0

John Hancock Regional Bank Fund(7)	379,561	379,561	0	0

Stieven Financial Investors, L.P.(8)	106,250	106,250	0	0

Stieven Financial Offshore Investors, Ltd.(8)	18,750	18,750	0	0

Wolf Creek Investors (Bermuda) L.P.(4)	110,610	110,610	0	0

Wolf Creek Partners, L.P.(4)	129,745	129,745	0	0

(1)	As of July 31, 2010.

(2)

Assumes that each selling shareholder will sell all Common Shares offered by it under this prospectus. Any amounts contained in this column represent shares of our common stock that the selling shareholder owns that are not being offered pursuant to this prospectus.

(3)

This number represents the percentage of our common stock to be owned by the selling shareholder after completion of the offering pursuant to this prospectus and is based on 25,041,357 shares of our common stock outstanding as of July 31, 2010.

(4)

(i) Bay Pond Investors (Bermuda) L.P., (ii) Bay Pond Partners, L.P., (iii) Ithan Creek Master Investment Partnership (Cayman) II, L.P., (iv) Ithan Creek Master Investors (Cayman) L.P., (v) Wolf Creek Investors (Bermuda) L.P. and (vi) Wolf Creek Partners, L.P. are managed by Wellington Management Company, LLP (“Wellington”), an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts, including these six entities.

(5)

Endeavour Capital Management, L.L.C. and Endeavour Capital Advisors Inc., which are controlled by Laurence Austin and Mitchell Katz, act as general partner and investment adviser of Endeavour Financial Restoration Fund, L.P., respectively, and accordingly exercise voting and investment power over the shares held by Endeavour Financial Restoration Fund, L.P.

(6)

The Income Fund of America, Inc. (“IFAI”) is an investment company registered under the Investment Company Act of 1940, as amended. Capital Research and Management Company (“CRMC”), an investment adviser registered under the Investment Advisers Act of 1940, as amended, is the investment adviser to IFAI. CRMC provides investment advisory services to IFAI through its division Capital World Investors (“CWI”). In that capacity, CWI may be deemed to be the beneficial owner of shares held by IFAI. CWI, however, disclaims such beneficial ownership.

(7)

(i) John Hancock Bank & Thrift Opportunity Fund, (ii) John Hancock Financial Industries Fund and (iii) John Hancock Regional Bank Fund are affiliated entities. MFC Global Investment Management (US) LLC is the investment manager of these entities and has the power to vote and dispose of all securities held by each of them. Lisa Welch and Susan Curry are the portfolio managers of the above entities and as such have the power to vote and dispose of the securities held by these shareholders.

(8)

Stieven Financial Investors, L.P. and Stieven Financial Offshore Investors, Ltd. are affiliated entities. Joseph A. Stieven, Stephen L. Covington and Daniel M. Ellefson, all members of Stieven Capital GP, LLC, the General Partner of Stieven Financial Investors, L.P., and managing directors of Stieven Capital Advisors, L.P., the investment manager of Stieven Financial Investors, L.P. and Stieven Financial Offshore Investors, Ltd., may be deemed to have voting and investment power over shares held by both of these entities.

DESCRIPTION OF OUR COMMON STOCK

The following description is a general summary of the material terms and provisions of our common stock. It does not purport to be complete is subject to, and qualified in its entirety by reference to, our articles of incorporation, as amended (our “articles of incorporation”), our restated bylaws, as amended (our “bylaws”), and the Mississippi Business Corporation Act (the “MBCA”) and other applicable provisions of Mississippi law. The description below may not contain all of the information that you may find useful or that may be important to you. You should refer to, and read this summary together with, our articles of incorporation and bylaws to review all of the terms of our common stock. You can obtain copies of our articles of incorporation and bylaws by following the directions under the heading “Where You Can Find More Information.”

General

Our articles of incorporation authorize the issuance of up to 75,000,000 shares of common stock. A total of 25,041,357 shares were issued and outstanding as of July 31, 2010. Our common stock trades on The NASDAQ Global Select Market under the symbol “RNST.” As of July 31, 2010, approximately 1,911,257 shares of common stock were reserved for issuance under various employee and director benefit plans that we maintain. Registrar & Transfer Company serves as the registrar and transfer agent of our common stock.

Voting Rights

Holders of shares of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. In general, a majority of votes cast on a matter, whether in person or by proxy, at a meeting of shareholders at which a quorum is present is sufficient to take action on such matter, except that supermajority votes are required to approve specified business combinations and other actions, as discussed below. Directors are elected by a plurality of votes cast, and shareholders do not have cumulative voting rights.

Supermajority Voting Provisions

Our articles of incorporation contain a “fair price” provision. This provision requires the approval by the holders of not less than 80% of our outstanding voting stock, and the approval of the holders of not less than 67% of our outstanding voting stock held by shareholders other than a “controlling party” (defined to mean a shareholder owning or controlling 20% or more of our outstanding voting stock at the time of the proposed transaction), of any merger, consolidation or sale or lease of all or substantially all of our assets involving the controlling party. For purposes of the fair price provisions, “substantially all” of our assets means assets having a fair market value or book value, whichever is greater, that is at least 25% of the value of our total assets, as set forth on a balance sheet that is as of a date no more than 45 days prior to the proposed transaction. The elevated approval requirements do not apply if (1) the proposed transaction is approved by a majority of our board of directors or (2) the consideration our shareholders will receive in the proposed transaction meets certain minimum price requirements set forth in our articles of incorporation.

Under our articles of incorporation, the affirmative vote of the holders of at least 80% of the total outstanding shares of our common stock is required to alter, amend or repeal, or adopt any provision inconsistent with, these fair price provisions.

Dividend Rights

Holders of our common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, if, as and when declared by our board of directors, out of funds legally available for these payments. Under the MBCA, we may not pay a dividend if, after paying such dividend, (1) we would not be able to pay our debts as they become due or (2) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders, if any, whose rights are superior to those receiving the distribution.

As a bank holding company, our ability to pay dividends is substantially dependent on the ability of Renasant Bank to transfer funds to us in the form of dividends, loans and advances. Accordingly, our declaration and payment of dividends depends upon Renasant Bank’s earnings and financial condition, as well as upon general economic conditions and other factors. In addition, federal and state laws impose restrictions on our ability to pay dividends. See “Risk Factors—Our ability to declare and pay dividends is limited by law, and we may be unable to pay future dividends” for more information regarding these restrictions.

Classified Board of Directors; Filling Board Vacancies

Our board of directors is divided into three classes of directors serving staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors. Under our articles of incorporation, the affirmative vote of the holders of at least 80% of the total outstanding shares of our common stock entitled to vote in the election of directors is required to alter, amend or repeal, or adopt any provision inconsistent with, the provisions of the articles of incorporation governing our classified board of directors.

The board may fill a vacancy on the board of directors, including a vacancy created by an increase in the number of directors. Any director elected to the board of directors to fill a vacancy on the board will hold office until the next annual meeting of shareholders. Under the MBCA, shareholders may remove a director with or without cause, but only at a meeting of shareholders called specifically for the purpose of removing such director.

Liquidation and Other Rights

Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment of, or adequate provision for, all of our known debts and liabilities.

Holders of shares of our common stock have no preference, conversion or exchange rights and have no preemptive rights to subscribe for any of our securities. There are no sinking fund provisions applicable to our common stock. All outstanding common stock is, when issued, fully paid and non-assessable. Such shares are not redeemable at the option of the Company or holders thereof. Finally, our board of directors may issue additional shares of our common stock or rights to purchase shares of our common stock without the approval of our shareholders.

Restrictions on Ownership

The Bank Holding Company Act of 1956, as amended, or the “BHC Act,” generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. Control is generally defined as ownership of 25% or more of the voting stock of a company or other exercise of a “controlling influence” over a company. Under the BHC Act, any existing bank holding company must obtain the prior approval of the Federal Reserve Board before acquiring 5% or more of our voting stock. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Renasant, constitutes acquisition of control of the bank holding company.

Anti-Takeover Provisions of Our Articles of Incorporation

Our articles of incorporation contain certain provisions that may make it more difficult to acquire control of the Company by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions, which are summarized below, are designed to encourage persons seeking to acquire control of us to negotiate with our directors. We believe that, as a general rule, the interests of our shareholders are best served if any change in control results from negotiations with our directors.

Classified Board of Directors. As described above, our board of directors is divided into three classes, with directors serving staggered three-year terms. The classification of our board of directors has the effect of making it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. We believe that this delay may help ensure that our directors, confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, will have sufficient time to review the proposal as well as any available alternatives to the proposal and act in what they believe to be the best interests of our shareholders. The classification provisions, however, apply to every election of directors regardless of whether a change in the composition of our board of directors would be beneficial to us and our shareholders and whether or not a majority of our shareholders believe that such a change would be desirable.

The classification of our board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our shareholders. The classification of our board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification of our board of directors may discourage accumulations of large blocks of our stock by purchasers whose objective is to take control of us and remove a majority of our board of directors, the classification of our board of directors could tend to reduce the likelihood of fluctuations in the market price of our common stock that might result from accumulations of large blocks of our common stock for such a purpose. Accordingly, our shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

Fair Price Provision. The “fair price” provision of our articles of incorporation is described above. Subject to certain exceptions, this provision requires the approval by the holders of not less than 80% of our outstanding voting stock, and the approval of the holders of not less than 67% of our outstanding voting stock held by shareholders other than a “controlling party,” of any merger, consolidation or sale or lease of all or substantially all of our assets involving the controlling party. This fair price provision makes it more difficult for a third party to obtain approval of a business combination transaction.

Authority to Issue “Blank Check” Preferred Stock. Our board of directors is authorized to issue, without any further approval from our shareholders, a series of preferred stock with the designations, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions, as the board determines in its discretion. Any preferred stock issued is likely to have dividend and liquidation preferences senior to our common stock, as well as preferential voting and redemption rights. As of the date of this prospectus, our board of directors has not designated any series of preferred stock, and no shares of preferred stock are outstanding.

This authorization may operate to provide anti-takeover protection for us. In the event of a proposed merger, tender offer or other attempt to gain control of us that the board of directors does not believe is in our or our shareholders’ best interests, the board has the ability to quickly issue shares of preferred stock with certain rights, preferences and limitations that could make the proposed takeover attempt more difficult to complete. Such preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a “poison pill.”

The authorization to issue preferred stock may also benefit present management. A potential acquiror may be discouraged from attempting a takeover because the board possesses the authority to issue preferred stock. Thus, management may be able to retain its position more easily. The board, however, does not intend to issue any preferred stock except on terms that the board of directors deems to be in the best interest of Renasant and its shareholders.

Shareholder’s Right to Call a Special Meeting. Our bylaws provide that a shareholder may not call a special meeting of shareholders unless such shareholder owns at least 50% of Renasant’s issued and outstanding stock. This requirement makes it more difficult for a third-party acquiror to call a shareholders’ meeting to vote on corporate matters.

Advance Notice Requirements. Our bylaws require a shareholder who desires to nominate a candidate for election to the board of directors or to raise new business at an annual shareholders’ meeting to provide us advance notice not earlier than 120 days and not later than 90 days before the scheduled date of the meeting. If the date of the annual meeting is advanced by more than 30 days or delayed by more than 90 days from the anniversary date of the previous year’s meeting, to be timely a shareholder must deliver advance notice not earlier than the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Under our bylaws, a shareholder must also provide detailed information about the nominee or business and satisfy certain other conditions.

Amendment of Articles of Incorporation and Bylaws

Under Mississippi law, our articles of incorporation generally may be amended if the votes cast by shareholders in favor of the amendment exceed the votes cast opposing the amendment, unless a greater number is specified in the articles of incorporation. The affirmative vote of the holders of at least 80% of the total outstanding shares of our common stock is required to amend the provisions of the articles of incorporation governing our classified board of directors and the fair price provisions of our articles of incorporation.

Our bylaws may be amended by a majority vote of our board of directors or by our shareholders.

PLAN OF DISTRIBUTION

We are registering the Common Shares issued to the selling shareholders to permit the resale of these Common Shares by the holders of the Common Shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the Common Shares. We will bear all fees and expenses incident to our obligation to register the Common Shares, not including underwriting, broker or similar fees or commissions of the selling shareholders or any legal fees and expenses of counsel to the selling shareholders.

The selling shareholders may sell all or a portion of the Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Common Shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Common Shares may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling shareholders may use any one or more of the following methods when selling Common Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such securities at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders also may resell all or a portion of the Common Shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. If the selling shareholders effect such transactions by selling Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Common Shares for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the Common Shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Shares in the course of hedging in positions they assume. The selling shareholders may also sell Common Shares short and if such short sale shall take place after the date that the registration statement of which this prospectus forms a part is declared effective by the Commission, the selling shareholders may deliver Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge Common Shares to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our Common Shares made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer or agents participating in the distribution of the Common Shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each selling shareholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Shares. Upon the Company being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the Common Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed 8%.

Under the securities laws of some states, the Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the Common Shares registered pursuant to the registration statement of which this prospectus forms a part.

Each selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares by the selling shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares. All of the foregoing may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.

We will pay all expenses of the registration of the Common Shares pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, that each selling shareholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the Common Shares offered by this prospectus will be passed upon for us by Phelps Dunbar LLP, New Orleans, Louisiana. William M. Beasley, a partner of Phelps Dunbar LLP, is one of our directors. Phelps Dunbar LLP also provides legal advice to us on a regular basis. As of the date of this prospectus, members of Phelps Dunbar LLP participating in the matters described in this paragraph as being passed upon by Phelps Dunbar LLP for Renasant owned an aggregate of approximately 62,181 shares of our common stock.

EXPERTS

The consolidated financial statements of Renasant Corporation and its subsidiaries as of December 31, 2009 and 2008, and for the three-year period ended December 31, 2009, included in our Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2009, have been audited by Horne LLP, independent registered public accounting firm, as stated in its report thereon, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference contains important information about us and our finances, and is considered to be part of this prospectus; later information that we file with the SEC will automatically update and supersede this information. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. This prospectus incorporates by reference the following documents that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 5, 2010;

•

Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed with the SEC on May 10, 2010, and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010, filed with the SEC on August 9, 2010;

•	Our Current Reports on Form 8-K filed with the SEC on January 20, 2010, March 4, 2010, April 21, 2010, April 23, 2010, July 20, 2010, July 26, 2010 and July 27, 2010; and

•

The description of our common stock contained in our Form 8-A/A Registration Statement filed with the SEC on April 19, 2007, and including any other amendments or reports filed for the purpose of updating such description.

We also incorporate by reference into this prospectus any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until all the Common Shares covered by this prospectus have been sold. Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus or the accompanying registration statement.

You should rely only on the information provided in this prospectus or incorporated by reference herein. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits (unless they are specifically incorporated by reference in those documents) call or write to:

Stuart R. Johnson

Renasant Corporation

209 Troy Street

Tupelo, Mississippi 38804-4827

Telephone: (662) 680-1472

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an Internet website at www.sec.gov that contains our reports, proxy statements and other information regarding us that we file electronically with the SEC. In addition, we maintain a website at www.renasant.com and make available free of charge on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC.

We have filed a registration statement on Form S-3 to register with the SEC the Common Shares covered by this prospectus. This prospectus, which is part of the registration statement, omits some of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information about us and the Common Shares, you should refer to the registration statement and exhibits. You can obtain a copy of the full registration statement from the SEC as described above.